

May 17, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Brian G. Harris
Chief Financial Officer
Griffon Corporation
712 Fifth Avenue, 18th Floor
New York, NY 10019

      Re: **Griffon Corporation**
                Form 10-K for the Fiscal Year Ended September 30, 2015
                Filed November 12, 2015
                File No. 1-06620

Dear Mr. Harris:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Terence O'Brien

                                  Terence O'Brien
                                  Accounting Branch Chief
                                  Office of Manufacturing and
                                  Construction